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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  February, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     NEUROCHEM INC.
February 21, 2006


                                     By: /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary





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[NEUROCHEM LOGO]                                   NEUROCHEM INC.
                                                   275, Armand-Frappier Blvd.
                                                   Laval, Quebec, Canada H7V 4A7

--------------------------------------------------------------------------------
FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                                           Tel: 1-450-680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com
                                                           ---------------------

                  NEUROCHEM RECEIVES FOURTH RECOMMENDATION FROM
                INDEPENDENT SAFETY REVIEW BOARD FOR ALZHEMED(TM)


LAVAL, QUEBEC, FEBRUARY 21, 2006 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that its Independent Safety Review Board (ISRB) has issued a fourth recommendation to continue the Company's North American Phase III clinical trial for tramiprosate (Alzhemed(TM)) for the treatment of Alzheimer's disease (AD).

Neurochem's ISRB for Alzhemed(TM) is made up of independent clinical experts who monitor and evaluate the safety of patients taking part in the Alzhemed(TM) Phase III clinical trial in North America and who perform related analyses on the safety of those patients. The recommendation of the ISRB members was based on their recent review of the available safety data of all 1,052 patients who have been on study medication for an average of eight months.

Alzhemed(TM) is a small, orally-administered molecule designed to modify the course of AD as an amyloid (beta) antagonist by binding to soluble amyloid
(beta) peptide to inhibit or reduce amyloid deposition.

ABOUT ALZHEIMER'S DISEASE

Alzheimer's disease (AD) is a progressive form of dementia associated with specific brain pathologies. It impairs a person's cognitive and motor functions and gradually destroys the brain.

AD is the most common cause of dementia in our aging population. Almost 5 million individuals in the United States alone currently suffer from the condition. The U.S. Alzheimer's Association estimates that by 2025, over 22 million people worldwide will be afflicted.

According to a report commissioned by the U.S. Alzheimer's Association, AD costs American businesses approximately US$61 billion a year. That price tag includes US$24.6 billion for direct health care of Alzheimer's patients and US$36.5 billion to

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cover costs related to caregivers of AD patients, including lost productivity, absenteeism and worker replacement.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of FDA Continuous Marketing Application Pilot 1 and Pilot 2 programs. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA amyloidosis was concluded in April 2005. The Company has completed its submission of a New Drug Application for Fibrillex(TM) that the FDA agreed in June 2005 to file and review. Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877 -680-4500 or visit our Web Site at: www.neurochem.com.





This news release contains forward-looking statements regarding tramiprosate (Alzhemed(TM)) as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve Alzhemed(TM) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.